Exhibit 99.3

ABN 82 010 975 612

Financial Report
For the half-year ended 31 December 2008

ASX HALF-YEAR INFORMATION — 31 December 2008

Lodged with the ASX under Listing Rule 4.2A. This report should be read in conjunction with Progen Pharmaceuticals Limited’s 30 June 2008 Annual Report.

Half-year Financial Report 31 December 2008

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Appendix 4D item 2.1 Revenue from ordinary activities.	Down 25.1% from previous corresponding period to $2,217.

Appendix 4D item 2.2 Profit (loss) from ordinary activities after tax attributable to members.	Loss down 86.6% from previouscorresponding period to $1,835,000.

Appendix 4D item 2.3 Net profit (loss) for the period attributable to members.	Loss down 88.0% from previouscorresponding period to $1,726,000.

Appendix 4D item 2.4 and 2.5 The amount per security and franked amount per security of final and interim dividends.

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend in respect of the half-year ended 31 December 2008. Dividends are not expected to be paid or declared in the immediate term.

Appendix 4D item 2.6 A brief explanation of any figures in 2.1 to 2.4 necessary to enable the figures to be understood.	See attached Directors’ Report for an explanation of items 2.1, 2.2 and 2.3.

Appendix 4D item 3 Net tangible assets per security.	2008: 116.9 cents 2007: 141.9 cents

Appendix 4D item 4.1 Entities over which control has been gained.	Pharmasynth Pty. Ltd.

Appendix 4D item 4.2 The date of the gain of control.	July 2, 2008

Appendix 4D item 4.3 Contribution to profit from ordinary activities.	Not applicable as Pharmasynth Pty. Ltd. has been classified as a discontinued operation for the half-year ending 31 December 2008.

Appendix 4D items 5, 6, 7, 8 and 9 are not applicable.

Half-year Financial Report 31 December 2008

Contents

DIRECTORS’ REPORT		4
(i)	Termination of PATHWAY Trial	4
(ii)	Termination of PI-166 Development	4
(iii)	Divestiture of manufacturing assets	4
AUDITOR INDEPENDENCE		7
INCOME STATEMENT		8
BALANCE SHEET		9
STATEMENT OF CHANGES IN EQUITY		10
STATEMENT OF CASH FLOWS		11
NOTES TO THE FINANCIAL STATEMENTS		12
1.	CORPORATE INFORMATION	12
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	12
3.	SEGMENT INFORMATION	12
4.	REVENUE AND EXPENSES	13
5.	DISCONTINUED OPERATIONS	13
6.	TRADE AND OTHER PAYABLES	14
7.	ISSUED CAPITAL	14
8.	SUBSEQUENT EVENTS	14
9.	CONTINGENT LIABILITIES	15
10.	EXPENDITURE COMMITMENTS	16
11.	ADDITIONAL INFORMATION	16
DIRECTORS’ DECLARATION		17
INDEPENDENT AUDITOR’S REPORT		18

Half-year Financial Report 31 December 2008

DIRECTORS’ REPORT

The Board of Directors of Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) present their report on the Company for the half-year ended 31 December 2008.

DIRECTORS

The names of the company’s directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Dr Mal Eutick	(Chairman)
Mr Stephen Chang	(Non-Executive Director)
Mr Justus Homburg	(Managing Director)
Mr Patrick Burns	(Non-Executive Director)
Mr Robert Williamson	(Non-Executive Director)
Mr John Lee	(Non Executive Director / Company Secretary) Appointed to
Company Secretary 10 December 2008
Prof John Zalcberg	(Non-Executive Director) Resigned 4 September 2008
Mr Linton Burns	(Company Secretary) Resigned 10 December 2008

PRINCIPAL ACTIVITY

The principal activities of the Company during the half-year were:

•                  Discovery, development and commercialisation of pharmaceutical therapeutics for the treatment of cancer and other serious diseases; and

•                  The provision of contracting services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

The following significant changes were made to the Company’s operations during the half-year:

(i)            Termination of PATHWAY Trial

Following a strategic review during July 2008, the Company discontinued the PI-88 phase 3 study in liver cancer. The strategic review was triggered by an accumulation of a number of factors that impacted the commercial return for the phase 3 PATHWAY trial. Such factors included:

•      Significant delays due to:

• slower than expected regulatory processes in China, Korea and Vietnam;

• slower than expected initiation of clinical sites;

• slower than expected recruitment of patients into active sites; and

• the launch of a competitive phase 3 trial in the same indication.

•                  The absence of a global partner willing to meaningfully develop and commercialise PI-88, eroding the commercial viability of the product.

(ii)           Termination of PI-166 Development

In addition and as part of the strategic review, the Company also decided to terminate further development of its phase 1 compound PI-166, based on a recent commercial assessment of the market and the approval of competing compounds in this indication.

(iii)         Divestiture of manufacturing assets

During July 2008, Progen’s manufacturing operations were split out into a wholly owned subsidiary, Pharmasynth Pty Ltd. Pharmasynth was incorporated to focus on the provision of contract pharmaceutical development services, leveraging from the skills developed through the manufacture of PI-88. During the half-year, Pharmasynth successfully won additional external manufacturing contracts and posted a small profit for the period. Manufacturing revenue increased 18.5% to $904,000 over the corresponding period ending 31 December 2007.

Half-year Financial Report 31 December 2008

DIRECTORS’ REPORT (continued)

In November 2008, the board decided to divest the manufacturing operations as part of the strategic restructure of the group. As of the date of this report, no buyer has been identified.

Review of Operations

The loss for the six months ended 31 December 2008 was $1,726,000 compared to a loss of $14,393,000 in the previous corresponding period.

The result for the half-year ended 31 December 2008 includes a foreign exchange gain of $7,117,000. Further, the results for the half-year ended 31 December 2007 include the financial impact of the accrual of $4,000,000 in milestone payments in relation to the termination of the Agreement for Strategic Alliance with Medigen Biotechnology Corporation that was executed on 16 January 2008.

Research and Development

The primary activities of this division are:

1.     the clinical development of the Company’s anti-cancer drug candidates; and

2.               the drug discovery program aimed at the discovery of small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer.

Despite the discontinuation the PI-88 phase 3 studies in liver cancer (PATHWAY), a phase 2 trial investigating PI-88 in metastatic melanoma patients is on-going, with recruitment nearing completion and patient dosing expected to finish before the end of calendar 2009.

Related to the PI-88 technology platform is the discovery research program through which we have identified a portfolio of therapeutic targets that play key roles in cancer and potentially in other serious diseases.

This series of compounds have been shown to inhibit new blood vessel formation in several in vitro models of angiogenesis. Data from these models show that multiple PG500 compounds, decrease or prevent human endothelial cell (HUVEC) proliferative responses to growth factors including fibroblast growth factors 1 and 2 (FGF-1, FGF-2) and to vascular endothelial cell growth factor (VEGF). Blocking these interactions inhibits the angiogenesis and metastasis processes critical in tumour growth and progression.

These compounds have also been shown to prevent new blood vessel formation in the rat aortic assay. In animal models of melanoma (B16F1 syngeneic mouse model) and human colorectal cancer (HT29 xenograft model), these compounds have been shown to inhibit tumour progression.

Progen’s cell proliferation platform is centered on the role of polyamines in cellular function. The requirement for adequate polyamine levels for cell proliferation makes polyamine function and metabolism attractive targets for therapeutic intervention. PG-11047 is our lead product from this technology platform and is currently in Phase 1 clinical development. PG-11047 is a polyamine analogue that competes with natural polyamines, and treatment with PG-11047 results in alterations to the natural cascade of events involved in cell division and may be able to induce cell death in tumours. Although this mechanism is unique, it has been the focus of considerable scientific interest for several years. To date PG-11047 has shown anti-tumour activity in animal models along with a good safety profile in human trials. Progen is progressing PG-11047 through early clinical development in parallel to conducting additional translational studies to determine the most promising indications for PG-11047.

Half-year Financial Report 31 December 2008

DIRECTORS’ REPORT (continued)

In addition to PG-11047, Progen has a large portfolio of polyamine analogues that have been tested extensively against a variety of human tumour cells. In vivo testing, which has included macular degeneration, inflammatory, and vascular hyperplasia models and nude mouse xenografts (cancer models), has demonstrated excellent activity and minimal toxicity. It is clear that each individual polyamine analogue has unique characteristics associated with it in regard to the spectrum of activity, potential toxicities, metabolism, and selectivity. Analogues that are extremely well tolerated and have a broad spectrum of activity have been identified.

We furthermore maintain early stage research efforts in two drug discovery programs:

1.                    Heparanase discovery program. This program is targeted towards the identification of molecules that selectively inhibit the enzyme heparanase.

2.                    Epigenetics discovery program. The primary goal of our current studies is to determine if inhibition of LSD1 with our new compounds offers potential therapeutic advantages over existing strategies targeting aberrant epigenetic gene silencing.

The objective of these programs is to replenish and to diversify the Company’s product development portfolio by creating a robust drug pipeline.

Corporate and Administration

Interest income decreased 25.1% from the previous corresponding period to $2,217,000 due to the decrease in cash and cash equivalents available for investment.

Corporate and Administration expenses decreased 6.8% from the previous corresponding period to $3,577,000. Savings in Australian corporate costs following the cessation of PATHWAY trials were partially offset by corporate costs arising from the US entity which did not exist in the prior corresponding period. The foreign exchange gain of $7,117,000 is predominantly due to unrealised gains relating to large holdings of US dollars during the half-year which significantly strengthened in value against the Australian dollar.

Liquidity and Cash Resources

At 31 December 2008 cash assets amounted to $72,912,000 compared to $76,748,000 at 30 June 2008.

Rounding of Amounts

The amounts contained in this report and in the financial statements have been rounded to the nearest A$1,000 (where rounding is applicable) under the option available to the Company under Australian Securities and Investments Commission Class Order 98/0100. The Company is an entity to which the Class Order applies.

Auditor Independence

The independence declaration of the Company’s auditors is on page 7 and forms part of this report.

This report has been made in accordance with a resolution of directors.

Justus Homburg
Managing Director
Brisbane, 19 February 2009

1 Eagle Street
Brisbane QLD 4000 Australia
GPO Box 7878 Brisbane QLD 4001

Tel: +61 7 3011 3333
FAx: +61 7 3011 3100
www.ey.com/au

Auditor’s Independence Declaration to the Directors of Progen Pharmaceuticals Limited

In relation to our review of the financial report of Progen Pharmaceuticals Limited for the half year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Brown

Partner

Brisbane

19 February 2008

Liability limited by a scheme approved
under Professional Standards Legislation

Half-year Financial Report 31 December 2008

INCOME STATEMENT

For the half-year ended 31 December 2008

		31 December	31 December
	Note	2008	2007
		$’000	$’000

Continuing operations

Revenue	4(a)	2,217	2,960

Other income from ordinary activities	4(b)	110	652

Net foreign exchange gain (loss)	4(c)	7,117	(959)

Research and development expenses		(7,025)	(8,478)
Administrative and corporate expenses		(3,577)	(3,838)
Finance costs		(5)	(10)
Other expenses	4(e)	(673)	(4,000)

Loss from continuing operations before income tax		(1,835)	(13,673)

Income tax expense		—	—

Loss from continuing operations after income tax		(1,835)	(13,673)

Discontinued operations
Profit (loss) from discontinued operations after income tax	5	109	(720)

Net loss for the period		(1,726)	(14,393)

Basic and diluted loss per share (cents per share)		(2.86)	(24.0)

Weighted average number of shares outstanding duringthe period used in the calculation of the basic and diluted earnings per share		60,456,908	59,416,427

The accompanying notes form an integral part of this Income Statement.

Half-year Financial Report 31 December 2008

BALANCE SHEET

As at 31 December 2008

	Note	31 December 2008	30 June 2008
		$’000	$’000

ASSETS

Current assets
Cash and cash equivalents	10	72,912	76,748
Trade and other receivables		557	722
Prepayments		347	174
Government grants receivable		—	302
		73,816	77,946
Assets of disposal group classified as held for sale		738	638
Total current assets		74,554	78,584

Non-current assets
Short-term deposits		156	98
Property, plant and equipment		478	545
Intangible assets		3,185	3,364
Total non-current assets		3,819	4,007

TOTAL ASSETS		78,373	82,591

LIABILITIES

Current liabilities
Trade and other payables	6	3,895	6,448
Provisions		150	180
Derivative financial instruments		—	249
Unearned government grants		—	9
		4,045	6,886
Liabilities of disposal group classified as held for sale		272	209
Total current liabilities		4,317	7,095

Non-current liabilities
Provisions		209	237
Total non-current liabilities		209	237

TOTAL LIABILITIES		4,526	7,332

NET ASSETS		73,847	75,259

EQUITY
Issued capital	7	191,472	191,357
Other reserves		3,361	3,162
Accumulated losses		(120,986)	(119,260)

TOTAL EQUITY		73,847	75,259

The accompanying notes form an integral part of this Balance Sheet.

Half-year Financial Report 31 December 2008

STATEMENT OF CHANGES IN EQUITY

For the half-year ended 31 December 2008

	Number of ordinary shares	Amount	Accumulated losses	Other reserves	Total
		$’000	$’000	$’000	$’000
At 1 July 2007	59,416,427	189,194	(93,112)	1,895	97,977

Loss of the period	—	—	(14,393)	—	(14,393)
Total income/expense for the period	—	—	(14,393)	—	(14,393)

Transaction costs on share issue issues prior to 30 June 2007	—	(230)	—	—	(230)

Share-based payment	—	—	—	944	944

At 31 December 2007	59,416,427	188,964	(107,505)	2,839	84,298

At 1 January 2008	59,416,427	188,964	(107,505)	2,839	84,298

Loss of the period	—	—	(11,755)	—	(11,755)
Foreign currency translation reserve				(61)	(61)
Total income/expense for the period	—	—	(11,755)	2,778	(11,816)

Transaction costs on shares issued prior to 30 June 2007	—	(35)	—	—	(35)

Shares issued	977,464	2,438	—	—	2,438
Transaction costs on share issue	—	(10)	—	—	(10)

Share-based payment	—	—	—	384	384

At 30 June 2008	60,393,891	191,357	(119,260)	3,162	75,259

At 1 July 2008	60,393,891	191,357	(119,260)	3,162	75,259

Loss of the period	—	—	(1,726)	—	(1,726)
Foreign currency translation reserve				43	43
Total income/expense for the period	—	—	(1,726)	43	(1,683)

Shares issued	75,620	140	—	—	140
Transaction costs on share issue	—	(25)	—	—	(25)

Share-based payment	—	—	—	156	156

At 31 December 2008	60,469,511	191,472	(120,986)	3,361	73,847

The accompanying notes form an integral part of this Statement of Changes in Equity.

Half-year Financial Report 31 December 2008

STATEMENT OF CASH FLOWS

		31 December	31 December
	Note	2008	2007
		$’000	$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		668	1,119
Payments to suppliers, employees and others		(14,935)	(10,302)
Receipt of government grants		414	241
Interest received		2,219	2,387
Finance costs		(1)	(10)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES		(11,635)	(6,565)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant, equipment and other assets		(174)	(268)
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		(174)	(268)

CASH FLOWS FROM FINANCING ACTIVITIES
Transaction costs of issue of shares	7(b)	(25)	(230)
NET CASH FLOWS FROM FINANCING ACTIVITIES		(25)	(230)

Net (decrease)/increase in cash held		(11,834)	(7,063)
Net foreign exchange differences		7,998	—
Cash and cash equivalents at the beginning of period		76,748	98,223
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	11	72,912	91,160

The accompanying notes form an integral part of this Statement of Cash Flows.

Half-year Financial Report 31 December 2008

NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 31 December 2008

1.         CORPORATE INFORMATION

The half-year consolidated financial report for Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) for the period ended 31 December 2008 was authorised for issue in accordance with a resolution of the directors on 19 February 2009.

Progen Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange and the NASDAQ under the ticker symbols PGL and PGLA respectively.

The nature of the operations and principal activities of the Company are described in Note 3.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year consolidated financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities as the full financial report.

The half-year consolidated financial report should be read in conjunction with the annual Financial Report of the Company as at 30 June 2008.

It is also recommended that the half-year consolidated financial report be considered together with any public announcements made by the Company during the half-year ended 31 December 2008 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Basis of preparation

The half-year consolidated financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year consolidated financial report is presented in Australian dollars and all values are rounded to the nearest A$1,000 unless otherwise stated under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

For the purpose of preparing the half-year consolidated financial report, the half-year has been treated as a discrete reporting period.

Significant accounting policies

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2008.

3.         SEGMENT INFORMATION

The Company operates in the biotechnology industry. Following the board’s decision to divest Progen’s manufacturing division; the company’s sole activity is the research and development of biopharmaceuticals. Details of the performance of the manufacturing division are represented in note 5 — discontinued operations.

The Company operates predominantly in Australia and the USA however it also imports and exports some products.

Half-year Financial Report 31 December 2008

4.         REVENUE AND EXPENSES

The following revenue and expense disclosure is relevant in explaining the performance of the entity:

	31 December 2008	31 December 2007
	$’000	$’000
(a) Revenue
Interest	2,217	2,960
	2,217	2,960
(b) Other income from ordinary activities
Government grants	82	625
Other revenue	28	27
	110	652
(c) Foreign exchange gains (losses)
Realised	(386)	(130)
Unrealised	7,503	(829)
	7,117	(959)
(d) Expenses
Depreciation	280	205
Employee benefits (excluding share-based payments)	2,088	2,414
Expense of share-based payments	156	944

(e) Other Expenses
Medigen termination agreement — milestone payment	—	4,000
Costs associated with merger	673	—
	673	4,000

5.         DISCONTINUED OPERATIONS

On November 17, 2008, Progen announced its intention to dispose of Pharmasynth Pty Ltd (a wholly owned subsidiary) which represents the manufacturing segment of the group. As at the reporting date, a buyer of Pharmasynth Pty Ltd has not been identified.

The results of the discontinued operation for the period of the half-year ending 31 December 2008 are as follows:

31 December 2008
$’000
Revenue	907

Manufacturing expenses	(798)

Profit (loss) from discontinued operation	109

Income Tax	—

Profit (loss) from discontinued operations after tax	109

Half-year Financial Report 31 December 2008

6.         TRADE AND OTHER PAYABLES

	31 December 2008	30 June 2008
	$’000	$’000

Trade creditors (i)	345	554
Other creditors (ii)	3,550	5,894

Trade and other payables	3,895	6,448

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)                           Trade creditors are non-interest bearing and are normally settled on 30 days terms.

(ii)                        Other creditors are non-interest bearing and have a term between 30 days and 12 months.

7.         ISSUED CAPITAL

	31 December 2008	30 June 2008
	$’000	$’000
a) Issued and paid up capital
Ordinary shares fully paid	191,472	191,357

	Number of
	Shares	$’000

b) Movements in shares on issue
At 1 July 2008	60,393,891	191,357
Shares issued	75,620	140
Transaction costs of share issue		(25)

At 31 December 2008	60,469,511	191,472

8.         SUBSEQUENT EVENTS

Proposed merger with Avexa Limited

In December 2008, Progen signed an exclusive and binding merger implementation agreement (MIA) with Avexa Limited. The merger has been unanimously recommended by the directors of both Progen and Avexa.

Under the terms of the MIA, Progen will issue Avexa shareholders one Progen share for every 12.857 Avexa shares. Progen shareholders may also participate in a share buyback option capped at AUD$20 million. The merged company will be named Avexa Pharmaceuticals Limited and will be headquartered in Melbourne. Avexa Pharmaceuticals Limited will be owned 56% by Progen shareholders and 44% by Avexa shareholders, assuming the $20 million buyback is fully subscribed.

Avexa Limited is a Melbourne-based biotechnology company with a focus on discovery, development and commercialisation of small molecules for the treatment of infectious diseases. Avexa has dedicated resources and funding for key projects including its HIV integrase program and an antibiotic program for antibiotic-resistant bacterial infections. The Company’s lead program is apricitabine (ATC), an anti-HIV drug which has successfully completed the 48 week dosing of its Phase 2b trial and is currently in Phase 3 trials worldwide.

Shareholders from both companies will vote on the proposed merger in the first quarter of the 2009 calendar year.

Half-year Financial Report 31 December 2008

Cytopia EGM requisition

On the 28th of January, the Board of Directors of Progen Pharmaceuticals Limited received a requisition for a General Meeting from a group of Progen shareholders including Cytopia Limited. The resolutions sought to approve a buyback of shares for an unknown amount, the removal of all current directors and the appointment of three new directors (who are all shareholders in Cytopia). They also sought to rescind previous shareholder resolutions including the currently pending resolutions to merge with Avexa and provide a $20 million buy back of Progen shares. The shareholder group have affirmed that the proposed directors have a declared platform of exploring a merger between Cytopia and Progen. The Progen board unanimously consider this to be an inferior outcome to the proposed merger with Avexa Limited.

9.   CONTINGENT LIABILITIES

Consulting agreements

The Company has entered into an agreement with consultants to provide services around the merger activities. There is a success fee of $600,000 against which monthly services are deducted which will be paid if there is a successful merger. The Company has not provided for the success fee as at 31 December 2008.

Progen Pharmaceuticals Inc commitments

In February 2008, Progen Pharmaceuticals Limited completed the acquisition of CellGate Inc, a US-based drug development company with preclinical and clinical compounds targeting oncology. Upon the acquisition of CellGate, the name of the entity was changed to Progen Pharmaceuticals Inc. The terms of the CellGate acquisition agreement require Progen to use best commercial endeavours to develop and commercialise the CellGate technologies. Furthermore, Progen is required to pay the vendors of CellGate specific milestone payments (either in cash or in Progen equity) if Progen elects to move specific technologies to specified stages of clinical development, registration, and commercialisation. In total, these milestone payments amount to a maximum of US$19.5 million, payable if the maximum number of CellGate technologies is progressed to commercialisation.

It is possible that no milestone payments are ever to be made to the CellGate vendors as this depends on the decisions Progen takes on the basis of outcomes associated with the preclinical, clinical, and commercialisation development efforts for the CellGate technologies. Currently, Progen is executing preclinical development efforts for specific CellGate technologies and PG11047, an oncology compound acquired through the CellGate purchase, is in two separate Phase 1 clinical development trials. No provision has been recognised for the US$19.5 million milestones because the achievement of the milestone is not currently considered probable.

Medigen Alliance Agreement termination

On 16 January 2007, Progen announced it had reached an agreement with Medigen Biotechnology Company (“MBC”) to terminate the Alliance Agreement. As part of that termination the Company has a remaining $2 million to be paid to MBC on a defined PI-88 commercialisation milestone or transaction event being achieved. This will be booked in a future reporting period when and if incurred.

Government grants

The Company has received two separate Australian Government research grants: a R&D Start Grant, which has been completed, and a R&D Commercial Ready Grant.

The Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

(a)     The Company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project;

(b)    Upon termination of a grant and/or at the Government’s discretion;

Half-year Financial Report 31 December 2008

(c)     Overpayment by the government;

(d)    The Company spends the funds other than in accordance with the grant deed.

The Company continues the development and commercialisation of projects funded by these grants. The total amount received under the Start Program was $3.1 million. The total amount received under the Commercial Ready Program as at 31 December 2008 was $3.3 million.

10. EXPENDITURE COMMITMENTS

During the six month period ended 31 December 2008 the following expenditure commitments had been contracted but not provided:

•    Preclinical research study agreements of approximately $4,070,000,

•    Consultant agreements of approximately $650,000,

•    Lease payments of approximately $415,000.

11. ADDITIONAL INFORMATION

Reconciliation of cash

For the purpose of the Cash Flow Statement, cash and cash equivalents comprise the following:

	31 December 2008	31 December 2007
	$’000	$’000
Cash at bank and in hand	37,410	1,455
Short-term deposits	35,502	89,705
Cash and cash equivalents	72,912	91,160

Half-year Financial Report 31 December 2008

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Progen Pharmaceuticals Limited, I state that:

(1)           In the opinion of the directors:

(a)          the consolidated financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)    giving a true and fair view of the consolidated financial position as at 31 December 2008 and the performance for the half-year ended on that date; and

(ii)   complying with Accounting Standards AASB 134 Interim Financial Reporting and Corporations Regulations 2001; and

(b)         there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the board.

Justus Homburg
Managing Director

Brisbane
19 February 2008

1 Eagle Street
Brisbane QLD 4000 Australia
GPO Box 7878 Brisbane QLD 4001

Tel: +61 73011 3333
FAx: +61 73011 3100
www.ey.com/au

Independent review report

To the members of Progen Pharmaceuticals Limited

Report on the condensed Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Progen Pharmaceuticals Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Progen Pharmaceuticals Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Liability limited by a scheme approved
under Professional Standards Legislation

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Progen Pharmaceuticals Limited is not in accordance with the Corporations Act 2001, including:

(i)                  giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(ii)               complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Ernst & Young

Winna Brown

Partner

Brisbane

19 February 2008